EX. h.8

Columbia Wanger Asset Management, LLC
227 West Monroe
Suite 3000
Chicago, IL 60606-5016
T: 312.634.9200

columbiathreadneedle.com

July 1, 2016

Columbia Acorn Trust

227 W. Monroe Street

Suite 3300

Chicago, Illinois 60606

Ladies and Gentlemen:

Columbia Wanger Asset Management, LLC (“CWAM”) hereby contractually undertakes as of the date hereof with respect to Columbia Acorn International Select (the “Fund”), a series of Columbia Acorn Trust (the “Trust”), to waive fees and reimburse certain expenses of the Fund so that the ordinary operating expenses (excluding transaction costs and certain other investment-related expenses, interest and fees on borrowings and expenses associated with the Fund’s investment in other investment companies, if any) do not exceed the annual rates of 1.40% for Class A shares, 2.15% for Class C shares, 1.02% for Class I shares, 1.15% for Class R4 shares, 1.07% for Class R5 shares, 1.02% for Class Y shares and 1.15% for Class Z shares.

CWAM shall waive fees and reimburse expenses for each share class of the Fund, as described herein. This agreement may not be modified or terminated, except by a vote of the Board of Trustees of the Trust, and by a separate vote of a majority of the independent trustees of the Trust.

This undertaking shall be binding upon any successors and assignees of CWAM.

Very truly yours,

COLUMBIA WANGER ASSET MANAGEMENT, LLC

By:	/S/ Alan Berkshire
Name: Alan Berkshire
Title: Chief Operating Officer

Agreed and accepted by

COLUMBIA ACORN TRUST, on behalf of its series Columbia Acorn International Select

By:	/S/ John Kunka
Name: John Kunka
Title: Treasurer